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                              January 27, 2021

       Troy Levy
       Chief Executive Officer
       Tropical Racing, Inc.
       1740 Grassy Springs Road
       Versailles, Kentucky 40383

                                                        Re: Tropical Racing,
Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted December
31, 2020
                                                            CIK No. 0001746611

       Dear Mr. Levy:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Summary, page 9

   1. We note that your audit report contains a going concern qualification. Please revise the
                                                        Summary section to
disclose that your auditor's report contains a going concern qualification. Please
also disclose your limited revenue and substantial net losses for the financial periods
included within the offering statement.
 Troy Levy
FirstName  LastNameTroy Levy
Tropical Racing, Inc.
Comapany
January 27,NameTropical
            2021        Racing, Inc.
January
Page 2 27, 2021 Page 2
FirstName LastName
Risk Factors, page 13

2. We note that you have a large liability due to a shareholder. Please revise to include a risk factor discussing this related-party liability and any associated risks. Please also revise the Transactions with Related Persons section on page 48 to disclose this related-party liability.
Prospective investors must undertake their own due diligence, page 18

3. Please delete this risk factor as it contains inappropriate disclaimers regarding the contents of the offering statement. Refer to Rule 252(a) of Securities Act of 1933.
Description of Business
COVID-19 Pandemic, page 25

4. Please expand your discussion of the impact of the COVID-19 pandemic on your business. In doing so, please address the impact, if any, that shutdowns have had on racing, auction and breeding activities. For example, please address the impact that shutdowns have had on your business, quantifying, if possible, the impacts on revenue.
         Please make conforming revisions to the risk factor disclosure on page
13. For guidance,
         please refer to the CF Disclosure Guidance Topic: Coronavirus (COVID-19) (3/25/2020),
         which is available on our website.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 39

5. Please revise your discussion of your results of operations for the years ended December
         31, 2019 and 2018 and the six month period from January 2019 to June 2019 compared to the six months January 2020 to June 2020 so that all of the amounts included in your discussion agree to the amounts reflected in your consolidated financial statements for these periods. In this regard, we note that the revenue, net loss, horse and ranch expense, general and administrative expense amounts discussed for these periods do not agree to the amounts in your audited and interim financial statements. Please revise accordingly.
Plan of Operations, page 42

6. Please disclose whether management expects that in the future it will be able to operate the business profitably. In doing so, please address the conditions management believes would be necessary to achieve profitable operation. To the extent any such conditions entail material risks, please revise your risk factor disclosure accordingly.
 Troy Levy
FirstName  LastNameTroy Levy
Tropical Racing, Inc.
Comapany
January 27,NameTropical
            2021        Racing, Inc.
January
Page 3 27, 2021 Page 3
FirstName LastName
Part F/S
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

7.       We note your statement that    The Company adopted Topic 606 on
January 1, 2018.
         However, your revenue recognition policy on page F- 10 and F-28 appears to still describes revenue recognition in accordance with the old guidance of ASC 605. Please update you accounting policy to clearly describe how and when you recognize revenue for purse winnings and syndication fees. Please be detailed and specific to your business.
         Also, please revise your audited financial statements to disclose the impact that adopting
         ASC 606 had on the Company's consolidated financial statements.
       You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services